[STARTECH LETTERHEAD]

December 10, 2004


CONFIDENTIAL
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VIA EDGAR, FEDERAL EXPRESS AND FACSIMILE
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Pamela Ann Long
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, DC 20549-0404

Re:  Startech Environmental Corporation
     Registration Statement on Form S-1
     File No. 333-119668
     Filed October 12, 2004

Dear Ms. Long:

     By this letter, Startech Environmental Corporation (the "Company" or "we") is providing responses to comments contained in the letter dated October 29, 2004 received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") relating to the above-captioned registration statement on Form S-1 (the "Form S-1").

     To facilitate your review, we have reproduced your comments, each of which is followed by our response. The responses below correspond to the numbered paragraphs in the comment letter. In addition, we are today filing Amendment No. 1 to the Form S-1 ("Amendment No. 1") reflecting changes based on the comments of the staff as well as certain additional revisions. Enclosed with a hard copy of this letter is a marked copy of Amendment No. 1 to identify the changes that have been made to the Form S-1.

     In addition to the changes we have made to Amendment No. 1 based on your comment letter, we have made additional changes to update the registration statement with current information, where necessary. As you will see, some of these changes reflect the addition of certain securities to be resold by selling securityholders that were issued securities in a private placement transaction with the Company that closed in March 2002 and which securities were previously registered for resale pursuant to our registration statement on Form S-1, as filed with the Commission on July 22, 2002, Registration No. 333-96885 (the "2002 Registration Statement"). Pursuant to Rule 429 of the Securities Act of 1933, as amended, we are using the Registration Statement set forth in Amendment No. 1 as a post-effective amendment to the 2002 Registration Statement to include the securities that are still not saleable without restriction under Rule 144(k) of the Securities Act in the Registration Statement for resale by such selling securityholders.

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

Introduction; Page 1
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1.   In your introduction you state that there are up to 8,765,780 shares of common stock covered by the registration statement and 1,940,000 shares issuable pursuant to warrants. On pages six and fifty-four, however, you state that there are 1,940,522 shares issuable upon exercise of the warrants to purchase shares of common stock. This discrepancy also affects the aggregate number of shares registered for resale stated on pages six and fifty-four. Please reconcile these statements.

     We have revised the numbers in Amendment No. 1 to correct the discrepancy in the number of warrants that are being registered, as well as the number of warrants to purchase shares of common stock issuable upon exercise of the warrants that are being registered.

Selling Security Holders; Page 50
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2.   Please state whether any of the selling security holders, other than Mr.
     Rennie, is a broker-dealer or an affiliate of a broker-dealer.

     In connection with our filing of the Form S-1, we submitted a questionnaire to each selling security holder identified in the Form S-1, including those who are being added in Amendment No. 1 whose shares were previously registered in the 2002 Registration Statement, in which we asked, among other questions, whether that selling security holder was a broker-dealer or an affiliate of a broker-dealer. Each selling security holder, other than Mr. Rennie, answered the question in the negative.

3. In the chart on page 50, there is an extra zero in the number of shares John Celentano will own after the offering. Please revise.

     We have removed John Celentano from the list of selling securityholders.

Plan of Distribution; page 52
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4.   Your registration statement covers shares of common stock, warrants, and shares of common stock issuable upon exercise of the warrants on behalf of the selling security holders, but not does not cover the exercise of the warrants by the purchasers to whom your currently security holders propose to sell. Please revise your disclosure to cover these purchasers. See Securities Act ss.2(a)(3).

     We have revised the disclose in the Plan of Distribution to address the Staff's comment.


     Should you have any questions or comments concerning this letter or its contents, please contact me at (203) 210-0147.

                                      Respectfully submitted,



                                      /s/ Peter J. Scanlon
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                                      Peter J. Scanlon
                                      Chief Financial Officer, Treasurer and
                                      Secretary


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